Cai Yongjun

Longwei Petroleum Investment Holding Limited

No.30 Guanghua Street, Xiaojingyu Xiang, Wanbailin District

Taiyuan City, Shanxi Province, Shanxi, China 030024

March 6, 2008

Michael E. Karney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Longwei Petroleum Investment Holding Limited

Registration Statement on Form S-1/A2

Filed December 26, 2007

File No. 333-146921

Dear Mr. Karney:

On behalf of Longwei Petroleum Investment Holding Limited, a Colorado corporation (the “Company”), we hereby acknowledge the following in relation to our amended Form S-1 filed on December 26, 2007:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Longwei Petroleum Investment Holding Limited

By: /s/ Cai Yongjun, Chief Executive Officer